UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of January 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: January15th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about January 15, 2004

Item 3. Press Release

January 15, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Announces Kahili Gas Purchase Arrangements Concluded.

Wellington, New Zealand – January 15, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) today announced that final agreements have been executed for the sale of gas from the Kahili gas-condensate field in the onshore Taranaki Basin, New Zealand. The Kahili gas is expected to be available to the market by mid 2004.

Item 5. Full Description of Material Change

Austral Announces Kahili Gas Purchase Arrangements Concluded.

Wellington, New Zealand – January 15, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) today announced that final agreements have been executed for the sale of gas from the Kahili gas-condensate field in the onshore Taranaki Basin, New Zealand. The Kahili gas is expected to be available to the market by mid 2004.

Natural Gas Corporation (NGC) will buy all gas produced from the field, for which initial reserve estimates are in the 4 billion cubic feet range. Kahili was discovered in November 2002; and is operated by Austral Pacific Energy, which holds a total 45% interest in the permit.

Austral Pacific CEO Dr Dave Bennett said: “We are pleased to have achieved this further development, which will add value for shareholders in the company. The partnership with NGC is a good one and the synergies between us are excellent.”

The field will be produced initially from the Kahili-1A/B well; which is expected to commence flow at 3-4 million cubic foot of gas and 120-150 barrels of condensate (light oil) a day.

The reserve estimates are likely to change either up or down after pressure tests following some months of production. At that time, consideration will also be given to drilling a second well and/or ‘fraccing’ Kahili-1A/B, to enhance production and revenues. ‘Fraccing’ is a process of hydraulically fracturing a reservoir formation to enhance flow rate of oil or gas from the well.

NGC will construct, own and operate a separation plant to process the raw well stream and install 12 km of pipelines to connect Kahili gas to the existing NGC pipeline infrastructure. Subject to receipt of the necessary planning consents, construction of the facilities at a cost of approximately NZ$8 million to NGC, will commence in February 2004.

“Finalising this agreement with NGC is an excellent start to Austral Pacific’s upcoming drilling and production schedule,” Dr Bennett said. “The deal proves that small onshore gas fields in Taranaki can be a commercially viable proposition for all parties involved and we look forward to the field commencing production.”

In other news, additional downhole pressure data from Cheal-1 was obtained in early January, following the extended production test late last year during which Cheal-1 production averaged 50 barrels of oil per day and 500,000 cubic feet of gas per day.

“Analysis indicates that this well is only accessing limited gas reserves from within a few hundred metres of the wellbore. Oil reserves cannot be estimated, despite steady oil production during the test. A means of selling or disposing the gas will now be sought in order to enable long term oil production to continue.”

The Cheal structure is mapped as covering an area of up to eight km2 (2,000 acres) at this pay level, and Austral has decided to drill a third well from the Cheal wellsite, deviating to the north some 500m in order to test whether oil and gas pay extends across the structure.

“This well will also test the deeper Mt Messenger reservoir, in which oil was encountered in thin reservoir in Cheal-1, while a good Mt Messenger reservoir was encountered in Cheal-2. We are planning on drilling the Cheal-3 well in February,” Dr Bennett said.

Following the change of the company’s name to Austral Pacific Energy Ltd. at the start of 2004, the company’s trading symbol on the OTCBB exchange in the United States has now been changed from INDOF to APXYF. The Company is now trading on the NZSX (APX), the TSXV (APX) and the OTCBB (APXYF). These three boards can all be accessed from the company’s web site at

www.austral-pacific.com.

CONTACT: Investor Relations : tel: 1 800 3043631 or +64 4 476 2529

Web site: http://www.Austral-Pacific.com Email: ir@austral-pacific.com

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

January 15, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Announces Kahili Gas Purchase Arrangements Concluded.

Wellington, New Zealand – January 15, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) today announced that final agreements have been executed for the sale of gas from the Kahili gas-condensate field in the onshore Taranaki Basin, New Zealand. The Kahili gas is expected to be available to the market by mid 2004.

Natural Gas Corporation (NGC) will buy all gas produced from the field, for which initial reserve estimates are in the 4 billion cubic feet range. Kahili was discovered in November 2002; and is operated by Austral Pacific Energy, which holds a total 45% interest in the permit.

Austral Pacific CEO Dr Dave Bennett said: “We are pleased to have achieved this further development, which will add value for shareholders in the company. The partnership with NGC is a good one and the synergies between us are excellent.”

The field will be produced initially from the Kahili-1A/B well; which is expected to commence flow at 3-4 million cubic foot of gas and 120-150 barrels of condensate (light oil) a day.

The reserve estimates are likely to change either up or down after pressure tests following some months of production. At that time, consideration will also be given to drilling a second well and/or ‘fraccing’ Kahili-1A/B, to enhance production and revenues. ‘Fraccing’ is a process of hydraulically fracturing a reservoir formation to enhance flow rate of oil or gas from the well.

NGC will construct, own and operate a separation plant to process the raw well stream and install 12 km of pipelines to connect Kahili gas to the existing NGC pipeline infrastructure. Subject to receipt of the necessary planning consents, construction of the facilities at a cost of approximately NZ$8 million to NGC, will commence in February 2004.

“Finalising this agreement with NGC is an excellent start to Austral Pacific’s upcoming drilling and production schedule,” Dr Bennett said. “The deal proves that small onshore gas fields in Taranaki can be a commercially viable proposition for all parties involved and we look forward to the field commencing production.”

In other news, additional downhole pressure data from Cheal-1 was obtained in early January, following the extended production test late last year during which Cheal-1 production averaged 50 barrels of oil per day and 500,000 cubic feet of gas per day.

“Analysis indicates that this well is only accessing limited gas reserves from within a few hundred metres of the wellbore. Oil reserves cannot be estimated, despite steady oil production during the test. A means of selling or disposing the gas will now be sought in order to enable long term oil production to continue.”

The Cheal structure is mapped as covering an area of up to eight km2 (2,000 acres) at this pay level, and Austral has decided to drill a third well from the Cheal wellsite, deviating to the north some 500m in order to test whether oil and gas pay extends across the structure.

“This well will also test the deeper Mt Messenger reservoir, in which oil was encountered in thin reservoir in Cheal-1, while a good Mt Messenger reservoir was encountered in Cheal-2. We are planning on drilling the Cheal-3 well in February,” Dr Bennett said.

Following the change of the company’s name to Austral Pacific Energy Ltd. at the start of 2004, the company’s trading symbol on the OTCBB exchange in the United States has now been changed from INDOF to APXYF. The Company is now trading on the NZSX (APX), the TSXV (APX) and the OTCBB (APXYF). These three boards can all be accessed from the company’s web site at

www.austral-pacific.com.

CONTACT: Investor Relations : tel: 1 800 3043631 (USA/Canada) or +644 476 2529 (New Zealand)

Web site: http://www.Austral-Pacific.com Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Austral Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.